Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces Results of 2026 Annual General and Special Meeting

Scottsdale, Arizona, July 7, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce the voting results from its annual general and special meeting of shareholders held earlier today, July 7, 2026 (the "Meeting").

Annual General and Special Meeting Results

A total of 11,538,069 common shares of the Company were voted at the Meeting, all by proxy, representing 26.36% of the Company's issued and outstanding common shares. The Chairperson confirmed that a quorum was present and that the Meeting was properly constituted for the transaction of business.

Shareholders approved all matters put before the Meeting, as follows:

• The number of directors of the Company was fixed at six (6), and J. Michael Boyd, Jeffrey J. Ciachurski, Brian Conlan, Daniel Kunz, William Sutherland and Clifford M. Webb were each elected as directors of the Company to hold office until the next annual meeting of shareholders.

• Davidson & Company LLP was appointed as auditor of the Company for the ensuing year, and the directors were authorized to fix the auditor's remuneration.

• The Company's 10% rolling stock option plan dated for reference September 14, 2012, as amended May 16, 2022, was approved for continuation until the next annual general meeting of shareholders.

• The special resolution approving the alteration of the Company's Articles to add advance notice provisions in respect of director nominations was approved.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski, CEO and Director, 949-903-5906

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF